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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDB Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

511 5th Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

IDB CAPITAL CORP.
(A Wholly Owned subsidiary of
Israel Discount Bank of New York)

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
IDB Capital Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDB Capital Corp. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

New York, New York
February 26, 2018

IDB CAPITAL CORP.
(A Wholly Owned Subsidiary of
Israel Discount Bank of New York)

Statement of Financial Condition

December 31, 2017

(Dollars in thousands, except par value)

Assets		
Cash and cash equivalents	$	7,216
Receivable from clearing broker		590
Securities owned, at market		15,734
Premises and equipment (net of accumulated depreciation of $100)		31
Other assets		201
Total assets	$	23,772
Liabilities and Stockholder's equity		
Accounts payable and accrued expenses	$	548
Income taxes payable to Parent		1,452
Total liabilities		2,000
Stockholder's equity:		
Common stock, par value $25 (authorized 20,000 shares; issued and outstanding 10,000 shares)		250
Retained earnings		21,522
Total stockholder's equity		21,772
Total liabilities and stockholder's equity	$	23,772

See accompanying notes to statement of financial condition.

(1) Organization

IDB Capital Corp. (the Company) is a wholly owned subsidiary of Israel Discount Bank of New York (the Parent), a New York State chartered banking corporation. The Company is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company trades on an agency and riskless principal basis for customers of the Parent whom it introduces to another broker-dealer (the Clearing Broker) under a fully disclosed clearing agreement. All transactions are cleared and settled by the Clearing Broker. The Clearing Broker maintains custody for all domestic customers and some international customers and maintains standing delivery instructions for all other international customers, which maintain Delivery vs Payment Accounts (DVP Accounts). In addition, the Company can acts as a placement agent in the private placement of securities, strictly on a best efforts basis.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash, investments in money market funds, and deposits with banks. At December 31, 2017, the Company had investments in money market funds of $5,234,523.

(c) Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned are valued at market, with the resulting unrealized gains or losses included in income.

(d) Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method based upon useful lives from 3 to 10 years. Amortization of leasehold improvements is computed by the straight-line method over the shorter time period of either the useful life of the improvement or the remaining life of the lease.

(e) Income Taxes

The Company is included in the consolidated Federal and combined California, Connecticut, New York State, New York City and several other state income tax returns filed by the Parent. Under a

(Continued)

tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

(f) ***Fair Value of Financial Instruments***

Financial instruments, which consist of cash, cash and securities on deposit with clearing organization, and accounts receivable, are reported at their carrying amounts, which approximate fair value given the short-term nature of these items. Securities owned are carried at their fair value as described in note 8.

(3) Receivable from Clearing Broker

The Company is required to maintain deposits with its clearing broker in order to conduct its business. At December 31, 2017, total deposits with its clearing broker amounted to $590,159, which included cash pledged of $165,190 as described in note 4.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the Clearing Agreement, the Company is required to reimburse the Clearing Broker without limitation for any losses incurred due to any customer's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of these transactions, there were no amounts to be indemnified to the Clearing Broker for the customer accounts at December 31, 2017.

(4) Securities Owned, at Market

At December 31, 2017, securities owned, at market, comprise the following securities (in thousands):

FNMA and FHLMC mortgage-backed securities	$	3,350
GNMA mortgage-backed securities		12,384
Total	$	15,734

Securities owned may be pledged to the Clearing Broker on terms that permit the Clearing Broker to sell or repledge the securities to others subject to certain limitations. At December 31, 2017, $165,190 in cash (included in receivable from Clearing Broker on the Statement of Financial Condition) was pledged as

collateral. In addition, at December 31, 2017, mortgage-backed securities with a total market value of $965 were pledged as collateral to the Clearing Broker.

(5) Income Tax

Pursuant to the tax-sharing agreement with the Parent, the Company determines its federal, state, and local income tax on a separate-company basis using the same computational method as the consolidated group. In 2017, the state and local income tax liability of the Parent was determined based on its consolidated taxable income.

Deferred tax assets at December 31, 2017 are included in other assets in the Statement of Financial Condition and consist of the following temporary differences (dollars in thousands):

Assets:		
Deferred and other compensation	$	24
Deferred tax assets, net	$	24

The Company has an intercompany tax payable to the Parent of $1,456,336 and no taxes payable to stand alone state tax jurisdictions as of December 31, 2017.

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2017. The Company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The Company is part of the Parent's consolidated Federal and combined California, Connecticut, New York State, New York City and several other state income tax returns filed by the Parent. In addition, the Company files state income tax returns in Florida, New Jersey, and Pennsylvania. The Company and the Parent are no longer subject to U.S. federal and state tax examinations for years before 2014, except for New York State. The Parent's 2012 through 2014 combined New York State tax returns are currently under examination but the Company does not expect any changes as a result of the audit.

(6) Related-Party Transactions

Included in cash on the Statement of Financial Condition is a deposit with the Parent of $1,975,852, as of December 31, 2017. At December 31, 2017, included in accounts payable and accrued expenses is a balance of $185,667 payable to the Parent related to management fees and operating expenses paid by the Parent on behalf of the Company. In addition, the Company reimburses the Parent for income taxes pursuant to the tax-sharing agreement (see Note 5).

The majority of transactions executed by the Company are for customers introduced to the Company by the Parent.

(7) Employee Benefit and Deferred Compensation

The Company participates in the Parent's contributory Savings and Investment Plan (401(k)) (the Plan). Contributions are made by employees on a discretionary basis, subject to the applicable limitations of U.S. tax laws.

The Company also participates in the Parent's deferred compensation plan. Participation is open to First Vice Presidents and above and permits the participants to defer up to 10% of their base annual salary. The deferred compensation plan document describes methods by which participants can receive a Company match amount as well as a return on their investment.

The Company also participates in the Parent's noncontributory defined benefit pension plan covering substantially all full-time U.S. employees who were hired before January 1, 2011. Employees who are twenty-one years of age or older and who have worked for the Company for one year are eligible to participate in the plan. The Parent's funding policy is to contribute annually an amount sufficient to meet statutory minimum funding requirements, but not in excess of the maximum amount deductible for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for benefits expected to be earned in the future. Benefits are based on years of service and employees' compensation. The Parent's funding policy is to contribute annually an amount necessary to satisfy the Employee Retirement Income Security Act (ERISA) funding standards.

On September 20, 2016, as modified on November 7, 2016 the Bank's Board of Directors amended the defined benefit plan to freeze benefits accrued by employees covered under the plan effective December 31, 2016. Both average compensation and years of credited service for a covered employee will be calculated as if the employee terminated service as of December 31, 2016. No further benefits will accrue after December 31, 2016.

The Company also participates in the Parent's noncontributory defined contribution pension plan covering substantially all full time U.S. employees who were hired on or after January 1, 2011. Employees participating in the defined benefit pension plan are not eligible to participate in the defined employer contribution plan. The Bank contributes on behalf of each "eligible" participant a percentage of the "eligible" participant's compensation ranging from 3% to 5%, depending on years of service. With the discontinuance of future benefit accruals under the defined benefit pension plan, employees who were participants in that plan will be covered under the defined contribution plan beginning on January 1, 2017.

Other benefits include a Supplemental Executive Retirement Plan and Benefits Restoration Plans. These plans were also frozen as of December 31, 2016 with no further benefits accruing after December 31, 2016.

(Continued)

(8) Fair Value Measurement

Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy was established, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following table presents, by valuation hierarchy, assets and liabilities that are measured at fair value on a recurring basis and that are included in the Company's Statement of Financial Condition as of December 31, 2017:

	Fair value measurements at December 31, 2017 using				
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
		(In thousands)			
Investments in money market fund	$	5,235	—	—	5,235
Securities owned, at market		—	15,734	—	15,734

Fair values of financial instruments are generally determined by the quoted prices on trading exchanges, when available. If listed prices or quotes are not available fair value is based upon broker quotes, third-party pricing services, or pricing models that primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, and credit curves. However, fair values are not readily available for financial instruments such as certain investment securities, since there are no trading markets for these instruments. Furthermore, there is no prescribed procedure for valuing these instruments. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The Company does not have any level 3 securities. The only financial instruments not carried at fair value on the Company's Statement of Financial Condition are cash and receivable from clearing broker. This represents short-term balances with banks or brokers that are carried at cost, which approximates market. They would be considered Level 1 valuations.

The following methods and assumptions were used by the Company in determining the fair value of financial instruments:

Cash and Cash Equivalents – Included in cash and cash equivalents are investments in a stable value money market mutual fund where cost approximates fair value.

Securities owned, at market – The fair values of investment securities are based on quoted market prices when available or on independent pricing services.

(9) Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 (the Rule). The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2016, the Company had net capital of $18,609,203, which was $18,359,203 in excess of its required net capital of $250,000.

(10) Commitments and Contingencies

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in its consolidated financial statements. In addition, the Company is subject to claims and lawsuits in the ordinary course of business including arbitrations. At the present time, there is no known or threatened litigation involving the Company.

(11) Subsequent Events

The Company has evaluated subsequent events through February 26, 2018.